Leishen Energy Holding Co., Ltd.

103 Huizhong Li, B Building, Peking Times Square, Unit 15B10

Chaoyang District, Beijing, China

August 15, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Becky Chow Stephen Krikorian Marion Graham Jan Woo

Re:	Leishen Energy Holding Co., Ltd.
Amendment to the Draft Registration Statement on Form F-1
CIK No. 0001985139

Ladies and Gentlemen:

Leishen Energy Holding Co., Ltd. (the “Company”) is hereby submitting an amendment to the draft registration statement on Form F-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission (the “Commission”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended.

The purpose of the amendment is to include information relating to the audited consolidated financial statements of the Company for the financial year ended September 30, 2023 and other miscellaneous information.

Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Huan Lou, Esq. or David Manno, Esq. of Sichenzia Ross Ference Carmel LLP at hlou@srfc.law and (646) 810-2187 or dmanno@srfc.law and (212) 981-6772.

Very truly yours,

/s/ Hongliang Li
Name:	Hongliang Li
Title:	Chief Executive Officer